SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-1/A
                             (AMENDMENT NO. 5)
                 TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934


                                ALUMAX INC.
                         (NAME OF SUBJECT COMPANY)

                           AMX ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                        ALUMINUM COMPANY OF AMERICA
                                 (BIDDERS)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                022197 10 7
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                         LAWRENCE R. PURTELL, ESQ.
                        ALUMINUM COMPANY OF AMERICA
                              425 SIXTH AVENUE
                       PITTSBURGH, PENNSYLVANIA 15219
                         TELEPHONE: (412) 553-4545
    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
              NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                              With copies to:

                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000

                                MAY 27, 1998



     This Amendment No. 5 to the Tender Offer Statement on Schedule 14D-1 relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser"), and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.


 ITEM 10.   ADDITIONAL INFORMATION

      Items 10(b) and (c) are hereby amended and supplemented as follows:

           "On May 22, 1998, the Parent and the Company issued a joint press release announcing that the Parent has provided the Antitrust Division with additional information requested under the HSR Act in connection with the Offer and the Merger and believes that it is now in substantial compliance with that request. The Parent and the Company also announced that the Company has sent to the Antitrust Division the final submission of additional information requested by the civil investigative demand it received from the Antitrust Division with regard to the Offer and the Merger and, upon receipt by the Antitrust Division of this submission, the Company believes it will have fully responded to the Antitrust Division's request. In addition, the Parent has agreed with the Antitrust Division that it will not close the Offer prior to June 15, 1998 in order for the Antitrust Division to complete its review. A copy of the joint press release issued by the Parent and the Company with respect to the foregoing is attached hereto as Exhibit (a)(8)(iv) and incorporated herein by reference."

      Items 10(f) is hereby amended and supplemented as follows:

           "On May 22, 1998, the Parent issued a press release announcing the extension of the Expiration Date until Midnight, New York City time, on Monday, June 15, 1998. The Offer had previously been scheduled to expire at 12:00 Midnight, New York City time, on Friday, June 5, 1998. A copy of the press release issued by the Parent and the Company with respect to the foregoing is attached hereto as Exhibit (a)(8)(iv) and incorporated herein by reference."

 ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 is hereby amended and supplemented by adding the following
 Exhibit:

       (a)(8)(iv)   --   Joint Press Release issued by the Parent and
                         the Company on May 22, 1998.



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         AMX Acquisition Corp.


                                         By: /s/Richard B. Kelson
                                             -------------------------------
                                         Name:  Richard B. Kelson
                                         Title: Vice President and Treasurer


 Dated: May 27, 1998



                                 SIGNATURE

      After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                         Aluminum Company of  America


                                         By: /s/Richard B. Kelson
                                            ----------------------------------
                                         Name:  Richard B. Kelson
                                         Title: Executive Vice President
                                                  and Chief  Financial Officer


 Dated: May 27, 1998




                               EXHIBIT INDEX

 EXHIBIT                                                   PAGE IN SEQUENTIAL
   NO.                                                     NUMBERING SYSTEM

 (a)(8)(iv)    Joint Press Release issued by the
               Parent and the Company on May 22, 1998.